October 17, 2012

Via EDGAR (Correspondence)

Mr. Andrew D. Mew

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:   Empresa Nacional de Electricidad S.A.

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 5, 2012

File No. 001-13240

Dear Mr. Mew:

By letter dated September 20, 2012, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2011 (“Form 20-F”) of Empresa Nacional de Electricidad S.A. (the “Company”).  The Company’s responses to the Staff’s comments and supplemental information are set forth below.  The text set forth in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in that same order.

Form 20-F for the Fiscal Year Ended December 31, 2011

General

1.     In future filings, please revise to ensure the financial statements and other data presented in tabular form read consistently from left to right in the same chronological order throughout the filing.  Also, numerical data included in narrative sections should be consistently ordered.  See SAB Topic 11.E.

Response:

We duly note the Staff’s comment and will ensure that all data presented in tabular forms or in narrative sections fulfill the guidance of SAB Topic 11.E, as requested, in future filings of Form 20-F.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 99

2.     Please tell us and disclose the ramifications in the event a waiver is not received under the supplier credit agreement with Mitsubishi Corporation. For example, if the aggregate amount accrued under the supplier credit agreement is payable on demand at the end of the grace period, please disclose that fact.

Response:

The Company supplementally advises the Staff as follows:

Endesa Costanera has not made the installment payment due to Mitsubishi Corporation (“MC”) on March 30, 2012 in the amount of $17.6 million under a supplier credit agreement (the “Agreement”) with MC and it has not received a waiver for the missed March installment.  The contractual 180-day grace period for payment of the March installment expired on September 26, 2012.  Endesa Costanera also has not made a second installment payment of $17 million that was due at the end of September 2012.  Under the terms of the Agreement, MC is required to give 10 business days’ notice prior to acceleration of the amounts due under the Agreement.  To date, Endesa Costanera has not received any such acceleration notice, and negotiations for rescheduling the installment payments under the Agreement are continuing.  If MC were to give notice of acceleration of the amounts due under the Agreement, the aggregate amount that MC could claim as due would be $141 million, an amount which is already disclosed in the Form 20-F.  The Company notes that as a percentage of the total assets of the Company and its consolidated subsidiaries as of December 31, 2011:

•      The amount potentially due to MC represents approximately 1%;

•      The total amount of indebtedness of Endesa Costanera represents approximately 1.6%; and

•      The total assets of Endesa Costanera represent approximately 3%.

Furthermore, for each of the fiscal years in the three-year period ended December 31, 2011, and for the six-month period ended June 30, 2012, Endesa Costanera’s net income, as a percentage of the Company’s net income, was never higher than 0%.

Endesa Costanera and MC are in ongoing negotiations regarding amounts due under the Agreement.  However, if the amounts due under the Agreement are not rescheduled or paid, MC could seek to initiate legal actions against Endesa Costanera.  Among such potential actions, MC may seek to execute liens on one of Endesa Costanera’s combined cycle turbines that secures payment obligations under the Agreement or to initiate involuntary insolvency or bankruptcy proceedings against Endesa Costanera.  If MC makes any such claims or seeks to initiate any such proceedings, Endesa Costanera will defend such action and proceedings and assert all available defenses.

Based on its evaluation of the Endesa Costanera-MC matter and taking into account, among other things, the relative size of Endesa Costanera’s indebtedness to MC, its total indebtedness and its total assets, each when compared to the total assets of the Company and its consolidated subsidiaries, as well as the ongoing negotiations with MC, Endesa Costanera’s available defenses, and the fact that the acceleration of Endesa Costanera’s indebtedness and/or any insolvency or bankruptcy event affecting Endesa Costanera would not materially affect the Company or its other subsidiaries, the Company’s management believes the disposition of the Endesa Costanera-MC matter will not have a material adverse effect on the financial condition or results of operations of the Company and its consolidated subsidiaries and does not require additional disclosure in the Form 20-F.

3.     You state that “Other than in Argentina…” you do not currently anticipate liquidity shortfalls affecting your ability to satisfy your material obligations.  You also disclose that your companies have access to existing credit lines sufficient to satisfy your working capital needs with the exception of your Argentine subsidiaries.  Please tell us and expand your disclosure to address how you propose to provide the additional funds needed by your Argentine subsidiaries.  See Item 5.B.1 of Form 20-F.

Response:

Our Argentine subsidiaries do not have committed funding sources.  Until now, they have been funding their obligations through refinancing with the same group of lenders, suppliers, and with new bank credit lines.  As a last recourse, and to a very limited degree, our subsidiaries have received intercompany loans granted by the Company and by our affiliated companies in Argentina.  However, our policy toward all our foreign subsidiaries is that they should continue to finance themselves without material parent company support.

We are of the view that the material facts relating to liquidity issues affecting our Argentine subsidiaries have been disclosed under Item 5.B. “— Liquidity and Capital Resources” and Item 3.D. “Risk Factors.”

We draw the Staff’s attention to the following disclosure relating to liquidity issues affecting our Argentine subsidiaries set forth under Item 5.B. “— Liquidity and Capital Resources”:

With the exception of Argentine subsidiaries, our companies have access to existing credit lines sufficient to satisfy all of their present working capital needs.  Access to the capital markets on the part of our Argentine subsidiaries has been very limited due to the difficult financial situation still prevailing in Argentina (particularly in the utilities sector), the poor capital markets environment due to the shortage of off-shore financing, the nationalization of the pension fund system and, in general, higher risk associated with lending to Argentine utilities as a consequence of the regulatory framework.  Notwithstanding these unusual circumstances, these subsidiaries were still able to refinance debt maturing in 2011.

We also draw the Staff’s attention to the following risk factor disclosure made by the Company (see Item 3.D. “Risk Factors - We are subject to financing risks, such as those associated with funding our new projects and capital expenditures, risks related to refinancing our maturing debt, and to debt covenant compliance, all of which could adversely affect our liquidity.”):

As of the date of this Report, Argentina continues to be the country with the highest refinancing risk. As of December 31, 2011, third-party financial debt of our Argentine subsidiaries amounted to $297 million.  As a matter of policy for all of our Argentine subsidiaries as long as fundamental issues concerning the electricity sector remain unresolved, we intend to roll over our outstanding Argentine debt to the extent we are able to do so.  If our creditors do not continue to accept rolling over debt when it becomes due, and we are unable to refinance such obligations, we may default on such indebtedness.

Item 18. Financial Statements

Report of Pistrelli, Henry Martin y Asociados S.R.L., member Firm of Ernst & Young Global — Endesa Argentina S.A. 2011, page F-8

4.     We note the report is addressed to the Board of Directors of Endesa Argentina S.A. which is not an entity listed as one of your main subsidiaries in Exhibit 8.1.  Please advise us of the relationship between Endesa Argentina S.A., Endesa Costanera and El Chocón.  Further, please tell us what Endesa Argentina S.A.’s percent ownership is in Endesa Costanera and El Chocón.  We note the separate listing of Endesa Argentina S.A., Endesa Costanera S.A. and Hidroelectrica El Chocon S.A. on pages F-103 and F-105.

Response:

Our 69.8% economic interest in Endesa Costanera S.A. is held directly (12.3%), through Endesa Argentina, a wholly-owned investment vehicle (51.9%), and through Southern Cone Power, another wholly-owned investment vehicle (5.5%).

Our 65.4% economic interest in Hidroeléctrica El Chocón S.A. (“Hidroeléctrica El Chocón”) is held directly (2.5%), through Endesa Argentina (6.2%), and through Hidroinvest, a 96.1% owned investment vehicle, which owns 59.0% of Hidroeléctrica El Chocón (56.7%).

The property structure of our investments in Argentina can be summarized in the following chart:

The criterion applied to select the companies presented in Exhibit 8.1 has been to include only the operating companies, without including the investment vehicles.  In future filings of Form 20-F we will also include in Item 4.C. “Organizational Structure” the complete organizational chart, including all the investment vehicles, as we used to do through the 2009 Form 20-F.

Notes to the Consolidated Financial Statements, page F-18

3. Accounting Principles Applied, page F-29

a) Property, plant, and equipment, page F-29

5.     Please explain to us the nature of the concession held by Hidroelectrica El Chocon S.A. and the general criteria under which you have recorded the concession contract.

Response:

The corporate purpose of Hidroeléctrica El Chocón is the generation and commercialization of electricity.  In 1993, Hidroeléctrica El Chocón received a 30-year concession for generating electricity in two hydroelectric generation facilities: El Chocón and Arroyito. At the end of the concession period in 2023, the property, plant and equipment of Hidroeléctrica El Chocón will be transferred to the Argentine State, without any payment or compensation for these assets.  Hidroeléctrica El Chocón sells electricity in the unregulated market and in the spot market at marginal cost, depending on the hourly dispatch.

As mentioned in Note 3 a) to the financial statements, page F-30, this concession is not under the scope of IFRIC 12.  The assets are accounted for in accordance to IAS 16 Property, Plant and Equipment considering that the assets comply with all the requirements of the standard.

11. Investments Accounted for Using the Equity Method, and Jointly Controlled Companies, page F-53

6.     Please clarify for us how you are accounting for the concessions related to CIEN as well as the nature and amounts recorded.

Response:

CIEN is a wholly owned subsidiary of our affiliate, Endesa Brasil.  CIEN has two transmission lines covering a distance of 500 kilometers between Rincón in Argentina and the Santa Catarina substation in Brazil, which has a total installed capacity of 2,100 MW.

On April 19, 2011, CIEN successfully carried out a change in its business model.  As of such date, and even though the Brazilian government continues to control the infrastructure, CIEN has been receiving a Permitted Annual Compensation (“RAP” in its Portuguese acronym) which makes it the equivalent to a public transmission concession with regulated prices.  In the previous concession agreement, the company sold energy through privately negotiated contracts without such regulation.

The new concession contract qualifies under the scope of IFRIC 12.  Nevertheless, considering that CIEN’s transmission line assets date from prior years, the evaluation of whether the balance sheet derecognition was appropriate or not follows the guidelines of IAS 16, in accordance with paragraph 8 of IFRIC 12, based upon a model that considers whether or not the risks and benefits of ownership have been transferred to others.

The infrastructure has not been derecognized due to the fact that CIEN has not substantially transferred the significant risks and benefits to the Brazilian government.

The primary considerations are as follows:

(i)        The compensation to be received by CIEN for its transmission business will vary every four years based on the changes of its net replacement value.

(ii)       The costs of maintenance and operations will also be updated every four years based on actual costs.

(iii)      The final payment for the residual value will also depend on the net replacement value at the time of the transfer of legal ownership.

(iv)      The Company continues to operate the assets and is responsible for their functionality; if they underperform, revenues may be lower.

As of December 31, 2011 and 2010, CIEN’s Property, Plant and Equipment amounted to Ch$ 202.7 billion and Ch$ 217.5 billion, respectively.  Endesa Brasil’s consolidated financial statements, which the Company has used in order to record its investment under the equity method, include CIEN.

21. Employment Benefit Obligations, page F-87

7.     Please tell us what consideration you gave to providing a reconciliation of the opening and closing balances of the fair value of plan assets associated with your defined benefit plans.  See IAS 19, paragraph 120A.  If your plans are unfunded, please revise in future filings to clearly state that fact.

Response:

All the Group’s defined benefit plans for our employees are unfunded.  In future filings of Form 20-F, we will state this fact clearly.

*  *  *  *

In addition, as requested, we acknowledge that:

•      The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please feel free to call Mr. Nicolás Billikopf, Capital Markets and Compliance Director, at +562 353 4628, or e-mail him at nbe@enersis.cl.

Yours sincerely,

/s/ Fernando Gardeweg
Fernando Gardeweg
Chief Financial Officer

c.c.     Mr. J. Allen Miller, Esquire (Chadbourne & Parke)

Mr. Cristián Bastián (KPMG)

Mr. Joaquín Galindo, Chief Executive Officer

Mr. Maurilio Salgado, Accounting Manager

Mr. Nicolás Billikopf, Capital Markets & Compliance Director